Melanie Ruthrauff Levy | 858-314-1500 | mrlevy@mintz.com	3580 Carmel Mountain Road Suite 300 San Diego, California 92130 858-314-1500 858-314-1501 fax www.mintz.com

March 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Evofem Biosciences, Inc.
Registration Statement on Form S-3
Filed March 16, 2018
File No. 333-223731

Ladies and Gentlemen:

On behalf of Evofem Biosciences, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated March 26, 2018 with respect to the above-referenced registration statement on Form S-3 (the “Registration Statement”). The Company has also filed an amendment No. 1 to the Registration Statement (the “Amendment”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., by representatives of the Company.

Incorporation of Documents by Reference, page 20

1. Please revise this section to incorporate by reference all Current Reports on Form 8-K filed since the end of your fiscal year. See Item 12(a)(2) of Form S-3.

Response: In response to the Staff’s comment, the Company has revised this section in the Amendment to incorporate all Current Reports on Form 8-K filed by the Company since the end of the Company’s last fiscal year.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

March 27, 2018

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 858-314-1500 or mrlevy@mintz.com with any comments or questions regarding the Registration Statement, the Registration Statement Amendment and this letter. We thank you for your time and attention.

Sincerely,
/s/ Melanie Ruthrauff Levy
Melanie Ruthrauff Levy

cc:	Securities and Exchange Commission
Dorrie Yale

Evofem Biosciences, Inc.
Alexander Fitzpatrick, Esq., General Counsel
Justin J. File, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Adam C. Lenain, Esq.